Exhibit 99.1

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Lake Shore Gold Completes Acquisition of Temex Resources Corp.

TORONTO, ONTARIO--(Marketwired - Sept. 18, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced the completion of the previously announced acquisition of Temex Resources Corp. ("Temex") by way of a court approved plan of arrangement (the "Arrangement").

Tony Makuch, President and CEO of Lake Shore Gold, commented: "With the acquisition of Temex now complete, we will begin preparations for an exploration program on a number of key targets at the Whitney Project ("Whitney"). Whitney is very attractive to us given its close proximity to our milling facility, its large, high-grade resource and the attractive exploration targets included within its property position. Whitney provides a very valuable, additional option for Lake Shore Gold as we work towards fully utilizing the processing potential of our Bell Creek Mill and increasing our overall production profile in the Timmins Camp."

Pursuant to the Arrangement and effective upon closing of the Arrangement, Temex has become a wholly-owned subsidiary of Lake Shore Gold, and all of the issued and outstanding common shares of Temex (each a "Temex Share") were transferred to Lake Shore Gold in consideration for the issuance by Lake Shore Gold of 0.105 of a common share of Lake Shore Gold (each whole common share a "Lake Shore Gold Share"). In connection with the closing of the Arrangement, Lake Shore Gold has issued an aggregate of 19,591,526 Lake Shore Gold Shares to the former shareholders of Temex. In addition, all of the outstanding options and warrants of Temex are deemed to have been exchanged under the Arrangement for options or warrants to purchase Lake Shore Gold Shares. In accordance with the terms of the outstanding warrants and options, each holder is now entitled to receive upon the exercise, 0.105 of a Lake Shore Gold Share for each Temex Share previously issuable. If all such options and warrants are exercised Lake Shore Gold would issue an additional 2,615,721 Lake Shore Gold Shares.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company's most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298

OR

Lake Shore Gold Corp.
Mark Utting
Vice-President, Investor Relations
(416) 703-6298